EXHIBIT 21.1

WeTrade Group Inc.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Utour Pte. Ltd.	Singapore

WeTrade Information Technology Limited	Hong Kong

Yueshang Information technology (Beijing) Limited	People’s Republic of China

Yueshang Group (Hunan) Network Technology Co., Ltd.	People’s Republic of China

WeTrade Digital (Beijing) Technology Limited	People’s Republic of China

Yueshang Technology Group (Zhuhai Hengqin) Limited	People’s Republic of China

Tibet XiaoShang Technology Group Limited	People’s Republic of China

Shanghai Yueshang Information Technology Limited	People’s Republic of China